G2 Ventures, Inc.

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,

Nankai District, Tianjin, PRC

People’s Republic of China

November 12, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

8-K

Filed on October 7, 2010

File:333-108715

Dear Mr. Reynolds:

On November 5, 2010, G2 Ventures, Inc. received a letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 5, 2010 (the “Letter”). Pursuant to the discussion that Alisande Rozynko of the Crone Law Group, outside counsel for the Company, had with Edwin Kim of the Staff on November 10, 2010, the Company is hereby requesting an additional 10 business days to respond to the Letter which would extend the due date of the Company’s response to the Letter to December 3, 2010.

Since the information and documentation requested in the Letter are extensive and will require considerable time to collect and organize, we are respectfully asking for additional time for the Company to prepare an adequate response.

Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko of The Crone Law Group, at (415) 955-8900, ext. 117.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

cc:	Alisande M. Rozynko

The Crone Law Group